

December 29, 2014

James Ketner
President and Chief Executive Officer
Galenfeha, Inc.
2705 Brown Trail, Suite 100
Bedford, Texas 76021

> **Re: Galenfeha, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 18, 2014**
> **File No. 333-198573**

Dear Mr. Ketner:

We have limited our review of your registration statements to those issues we have addressed in our comments.

Legal Opinion, Exhibit 5.1

1. Please have counsel revise its legal opinion as follows:

   - In the third paragraph please remove the references to the specific sections and the Nevada Private Corporations Law. The reference to specific sections of the law leaves unclear whether counsel is taking responsibility for the opinion under all applicable Nevada statutory provisions and reported judicial decisions interpreting these laws. We will not object if counsel refers generally to the Nevada corporation law, as counsel has done in the fourth paragraph of the opinion.

   - In the fourth paragraph we note the statement that "I am not a member of the Nevada bar, but have assumed . . ." It is inappropriate for counsel to indicate that he is not qualified to opine on the legality of the shares under Nevada law. Accordingly, your next amendment should include either a new legal opinion issued by counsel licensed to practice in Nevada or a revised legal opinion which removes this qualification. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19 (CF).

Consent, Exhibit 23.1

2. We note the reference to Form S-1 Amendment No. 3 in your auditor's consent. However, the most recent filing is Amendment No. 2 to Form S-1. The amendment that you file in response to the comment above will be Amendment No. 3 to Form S-1. Please ensure that the consent is consistent with the filing.

James Ketner
Galenfeha, Inc.
December 29, 2014
Page 2

   Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

              Sincerely,

              /s/ Pamela Long

              Pamela Long
              Assistant Director

Cc: <u>Via E-mail</u>
   Jackson L. Morris, Esq.